UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*
iClick Interactive Asia Group Limited
(Name of Issuer)
Class A Ordinary Shares, Par Value of $0.001 per share
(Title of Class of Securities)
G47048 106
(CUSIP Number)
December 10, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant
to which this Schedule is filed:

 [_]  Rule 13d-1(b)

 [ ]  Rule 13d-1(c)

 [x]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 Act or
otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act however, see the Notes.

SCHEDULE 13G
CUSIP No. G47048 106

 1 Names of Reporting Persons
  Jiping Liu
 2 Check the appropriate box if a member of a Group (see instructions)
  (a)  [ ]
  (b)  [ ]
 3 Sec Use Only

 4 Citizenship or Place of Organization
  Peoples Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:

 5 Sole Voting Power
  541,750
 6 Shared Voting Power
  2,011,997
 7 Sole Dispositive Power
  541,750
 8 Shared Dispositive Power
  2,011,997
 9 Aggregate Amount Beneficially Owned by Each Reporting Person
  2,553,747
 10 Check box if the aggregate amount in row (9)
  excludes certain shares (See Instructions)
  [ ]
 11 Percent of class represented by amount in row (9)
  8.31%
 12 Type of Reporting Person (See Instructions)
  IN
?
Item 1.
(a) Name of Issuer:
 iClick Interactive Asia Group Limited

(b) Address of Issuers Principal Executive Offices:
 15/F, Prosperity Millennia Plaza, 663 Kings Road, Quarry Bay, Hong Kong

Item 2.
(a) Name of Person Filing:
 Valuable Capital Limited

(b) Address of Principal Business Office or, if None, Residence:
 Room 2807-2809, 28/F, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong

(c) Citizenship: Hong Kong

(d) Title and Class of Securities: Class A ordinary shares, par value of US$0.001 per share

(e) CUSIP No.: G47048 106

Item 3.  If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) [_] Broker or dealer registered under Section 15 of the Act;
(b) [_] Bank as defined in Section 3(a)(6) of the Act;
(c) [_] Insurance company as defined in Section 3(a)(19) of the Act;
(d) [_] Investment company registered under Section 8 of the
  Investment Company Act of 1940;
(e) [x] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) [_] An employee benefit plan or endowment fund
  in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) [_] A savings associations as defined in Section 3(b) of the
  Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j) [_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k) [_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership

(a) Amount Beneficially Owned:
(b) Percent of Class:
(c) Number of shares as to which such person has:
 (i) Sole power to vote or to direct the vote:
 (ii) Shared power to vote or to direct the vote:
(iii) Sole power to dispose or to direct the disposition of:
(iv) Shared power to dispose or to direct the disposition of:

Reporting Person Amount   Percent    Sole Power to Vote  Shared Power to Vote  Sole Power to Dispose             Shared Power to Dispose
   Beneficially    of Class   or Direct to Vote or to Direct the Vote   or to Direct the Disposition of:   or to Direct the Disposition of:
   Owned

Jiping Liu  2,553,747 8.31%  541,750  2,011,997    541,750    2,011,997

Maestro Investment 2,011,997 6.55%  0  2,011,997    0     2,011,997
Holdings Limited

Item 5. Ownership of Five Percent or Less of a Class.
 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6. Ownership of more than Five Percent on Behalf of Another Person.
 Not applicable

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.
 Not applicable

Item 8. Identification and classification of members of the group.
 Not applicable

Item 9. Notice of Dissolution of Group.
 Not applicable

Item 10.Certifications.
 Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  Dec 4, 2018

By:     /s/Anthony Chan
Name:  Anthony Chan
Title: Director